August 23, 2024

Hardeep Gulati
Chief Executive Officer
PowerSchool Holdings, Inc.
150 Parkshore Drive
Folsom, CA 95630

       Re: PowerSchool Holdings, Inc.
           Schedule 13E-3/A filed August 19, 2024
           File No. 005-93350
           Revised Preliminary Information Statement on Schedule 14C filed August 19,
           2024
           File No. 001-40684
Dear Hardeep Gulati:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in the preliminary information statement, as revised, unless otherwise indicated.

Schedule 13E-3/A and Revised Preliminary Information Statement on Schedule 14C, each filed
August 19, 2024
General

1. We note your response to prior comments 1 and 12 in our letter dated August 11, 2024 and the addition of the defined terms 'Bain Entities,' 'Bain Filing Parties,' and 'Purchaser
       Filing Parties.' However, the definition of Purchaser Filing Parties, on page 7 of the information statement, and the disclosure under the subheading 'Certain Effects of the
       Merger for the Purchaser Filing Parties,' on page 82 of the information statement, refer to the undefined term 'Bain Filing Entities.' Also note that disclosure under the section
       'Position of the Purchaser Filing Parties as to the Fairness of the Merger,' beginning on page 77 of the information statement, is made on behalf of the Purchaser Filing
       Parties. Because Bain Filing Entities is undefined, it is unclear whether Parent and Merger
 August 23, 2024
Page 2

       Sub, which are included in the definition of Bain Filing Parties, are providing the disclosure required by Instruction 3 to Item 1013 and Item 1014 of Regulation M-A.
       Please revise.
2. We reissue in part prior comment 2 in our letter dated August 11, 2024. We note the addition of the defined terms 'Vista Entities' and 'Onex Entities' to cover the filing persons affiliated with Vista and Onex, respectively. However, the statements in the section entitled 'Reasons of Vista and Onex for the Merger,' starting on page 75 of the information statement, are still being made by only Vista and Onex, such that the other
       Vista Entities and Onex Entities are not providing the disclosure required by Item 1013 of
       Regulation M-A. Please revise.
3. We reissue in part prior comment 3 in our letter dated August 11, 2024. Please explain the meaning of the following defined terms and any other terms used in the information statement that have not been defined therein: Owned Company Shares (page
6), Target
       Company (page 85), and Law (page 109).
4. We note your disclosure on pages 7, 76, and 77 of the information statement that each
       Bain Filing Party "may be deemed to be an affiliate of PowerSchool." Given the filing persons' determination to file a Schedule 13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing. Please revise.
Certain Company Financial Forecasts, page 83

5. We reissue prior comment 13 in our letter dated August 11, 2024. While we note the sentence added to the last full paragraph on page 83 of the information statement, which lists the categories of assumptions used to prepare the financial forecasts, such revised disclosure does not provide the actual, specific assumptions necessary to understand the basis for and limitations of the financial forecasts. Please revise to fully describe the assumptions relied upon by PowerSchool's management in preparing the financial forecasts and quantify where practicable.
Cautionary Statement Regarding Forward-Looking Statements, page 96

6. We reissue prior comment 15 in our letter dated August 11, 2024. Although your response letter indicates that "the Company has revised the disclosure on page 96 of the Amended
       Information Statement to remove references to the relevant safe harbor provisions," it appears that such a reference is still included at the end of the first sentence on that page.
       Please revise.
 August 23, 2024
Page 3

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Perry Hindin at 202-
551-3444.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions